                                                                    EXHIBIT 8(d)

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION'S
                ISSUANCE, REDEMPTION AND TRANSFER PROCEDURES FOR
                  POLICIES PURSUANT TO RULE 6e-3(T)(b)(12)(iii)

    This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative practices that will be followed by New York Life Insurance and Annuity Corporation ("NYLIAC") in connection with certain procedures for the survivorship variable universal life insurance policies (the "Policies") described in their Registration Statement, filed with the Securities and Exchange Commission (the "SEC") for the issuance of the Policies by NYLIAC, the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policies. Defined terms used but not defined in this document have the same meanings as in the prospectus for the Policies.

                      ------------------------------------

1.  "Public Offering Price":
    Purchase and Related Transactions

    Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

(a) Premium Payment Plans and Underwriting Standards

    A schedule of planned premium payments may be selected at the time of application and may be changed at any time. The planned premium is set forth in the Policy. There is no penalty if the planned premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Even if planned premiums are paid, the Policy will terminate if the cash surrender value becomes insufficient to pay the monthly deductions from cash value and a grace period expires without sufficient payment.

    A policyowner may make additional unplanned premium payments at any time before the Policy anniversary on which the younger insured is, or would have been, age 100, as long as one insured is living. However, if payment of an unplanned premium would cause the Life Insurance Benefit of the Policy to increase more than the cash value will increase, both insureds must be living, and NYLIAC will require proof of insurability. The minimum unplanned premium amount NYLIAC allows is $50.00. NYLIAC reserves the right to limit the number and amount of unplanned premiums.

    The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that mortality charges must be based upon factors such as age, sex, health and smoker status, and occupation.

    (b) Application and Initial Premium Processing

    Individuals wishing to purchase a Policy must complete an application. The minimum face amount of a Policy is $100,000. The older insured may not be older than attained age 90 as of the Policy Date or the date of any increase in face amount. Before issuing any Policy, NYLIAC will require satisfactory evidence of insurability. For certain eligible groups and when Policies are issued in connection with employer-sponsored plans, the Policy may be issued based on simplified underwriting rules and procedures defined by NYLIAC.

    The policyowner selects a schedule of planned premium payments in the application. The amount of the planned premium is shown on the Policy Data Page.

    When a premium payment is received and accepted, NYLIAC may deduct a sales expense charge, as well as premium tax and federal tax charges. The balance of the premium (the net premium) will be applied to the Investment Divisions of the Separate Account at the accumulation unit value determined at the end of the valuation day when the payment is received and to the Fixed Account in accordance with a policyowner's allocation election in effect at that time, and before any other deductions which may be due are made.

    (c) Free Look Provision

    A Policy may be canceled within 20 days (ten days for residents of New York or longer if required by state law) after the policyowner receives it by returning it to NYLIAC or any of NYLIAC's agency offices or the registered representative through whom it was purchased. Premiums will be allocated to the MainStay VP Cash Management Division during the first 20 days (ten in New York) of a free look period. The policyowner will then receive from NYLIAC the greater of the Policy's cash value as of the date the Policy is returned or the total premiums paid, less any loans and any partial withdrawals taken. The policyowner may cancel increases in
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the Policy's face amount under the same time limitations. For canceled increases in the face amount, the refund will equal the amount of premiums allocated to the increase in accordance with the surrender charge provision, less any portion of such amount previously paid to the policyowner.

    (d) Repayment of Indebtedness

    Loan interest accrues each day and is payable on the earliest of the following dates: the Policy anniversary, the date of death of the last surviving insured, the date of surrender, the date of lapse or the date of a loan increase or loan repayment. Loan interest not paid in cash as of the Policy anniversary will be charged as a new loan and amounts may need to be transferred to the Fixed Account to cover the increased loan amount.

    If the loan interest rate is lower than 8% per year, any subsequent increase in the interest rate will be subject to the following conditions:

    (1) The effective date of any increase in the interest rate shall not be earlier than one year after the effective date of the establishment of the previous rate.

    (2) The amount by which the interest rate may be increased will not exceed one percent per year, but the rate of interest shall in no event exceed 8% per year.

    (3) NYLIAC will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

    (4) If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, NYLIAC will notify the policyowner of that increase at least 30 days prior to the effective date of the increase.

    (5) NYLIAC will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

    All or part of an unpaid loan can be repaid at any time while the Policy is still effective. Loan repayments are allocated to the Investment Divisions and/or the Fixed Account in accordance with the policyowner's premium allocation election in effect at the time of the loan repayment, unless the policyowner indicates otherwise. If a loan is outstanding when the Policy Proceeds or surrender proceeds become payable, NYLIAC will deduct the amount of any unpaid loans (including accrued loan interest) from these proceeds. If the unpaid loan and accrued interest exceed the cash value of the Policy, less any applicable surrender charges and any additional contract charge, NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on NYLIAC's records. All insurance will end 31 days after the date on which NYLIAC mails that notice to the policyowner if the excess amount is not paid within that 31 days.

    (e) Correction of Misstatement of Age or Sex

    If either or both of the insured's age or sex is misstated in the Policy application, NYLIAC will adjust the cash value, the cash surrender value, and/or the life insurance benefit to reflect the correct ages and sexes. NYLIAC will adjust the life insurance benefit provided by the Policy based on the most recent mortality charge for the correct dates of birth and/or correct sexes.

2.  "Redemption Procedures":

    Surrender and Related Transactions

    This section outlines those procedures which might be deemed to constitute "redemptions" under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds.

    (a) Surrenders and Partial Withdrawals

    The owner of the Policy may request a partial withdrawal of up to the cash surrender value of a Policy under the following conditions: i) at least one insured is still living; ii) the partial withdrawal amount exceeds $500, unless NYLIAC agrees to a lesser amount, and, iii) the partial withdrawal will not cause the Policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code. The owner of the Policy may surrender the Policy for its cash surrender value at any time while either insured is still living. Uniform rules will be applied in agreeing to partial withdrawals under $500. The cash surrender value is the cash value less any surrender charges, any additional contract charge and outstanding Policy loans (including any accrued loan interest). The cash value of the Policy is held in one or more Investment Divisions of the Separate Account and/or in the Fixed Account. The cash value is allocated among the Fixed Account and/or the Investment Divisions according to the allocation percentages requested in the application, or as subsequently changed by the policyowner.

    The amount available for a surrender or withdrawal is the Policy's cash value at the end of the valuation day during which the written request for the surrender or partial withdrawal is
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received by NYLIAC, less any surrender charges and any additional contract charge and outstanding Policy loan (including any accrued loan interest). A partial withdrawal will be made on a pro rata basis from the Fixed Account and/or Investment Divisions, unless the policyowner indicates otherwise. If the portion of the request for a partial withdrawal from the Fixed Account and/or Investment Divisions is greater than the amount in the Fixed Account and/or Investment Divisions, NYLIAC will reduce the partial withdrawal to the amount available in those Investment Divisions and/or in the Fixed Account and pay the policyowner that amount less any applicable withdrawal fee and surrender charge. Partial withdrawals will cause a reduction in the Policy's face amount when Life Insurance Benefit Option 1 is in effect. NYLIAC reserves the right to limit the amount and frequency of partial withdrawals. Partial withdrawals and surrenders may be subject to charges.

    During the first 15 Policy Years, a surrender charge will be assessed on a complete surrender or decrease in face amount, including a decrease caused by a change in the Life Insurance Benefit Option or from a partial withdrawal. The surrender charge for a complete surrender (assuming there has not been a previous change to the Policy) is equal to the percentage shown in the table below multiplied by 20% of the Target Premium for the Policy Year the Policy was surrendered in. The initial Target Premium is listed on the Policy Data Page of the Policy. An increase or decrease in the face amount of the base policy will result in a corresponding increase or decrease in the Policy's Target Premium.

         If Younger Insured                      If Younger Insured
        is Under Issue Age 85                 is Issue Age 85 or Older
        ---------------------                 ------------------------

    Policy Year     Surrender Charge      Policy Year     Surrender Charge
    -----------     ----------------      -----------     ----------------
       1-6                100%                1-4                 100%
         7                 90%                 5                   80%
         8                 80%                 6                   60%
         9                 70%                 7                   40%
        10                 60%                 8                   20%
        11                 50%                 9+                   0%
        12                 40%
        13                 30%
        14                 20%
        15                 10%
        16+                 0%

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    In addition, in the event that the policyowner surrenders the Policy within the first Policy Year, NYLIAC will deduct an additional contract charge equal to the difference between a and b multiplied by c, [i.e., (a-b) * c], where:

    a = the monthly contract charge for the first Policy Year;

    b = the monthly contract charge for subsequent Policy Years; and

    c = the number of Monthly Deduction Days between the date the Policy is surrendered and the first anniversary of the Policy Date.

    Surrender charges for the Policies are calculated separately for the initial face amount and for each increase in the face amount, other than an increase caused by a change in the Life Insurance Benefit Option. A decrease in face amount will result in the imposition of a surrender charge equal to the difference between the surrender charge which would have been payable on a complete surrender prior to the decrease and the surrender charge which would be payable on a complete surrender after the decrease. Where, because of increases in face amount, there are multiple plans of surrender charges, the charge applied will be based first on the surrender charge associated with the last increase in face amount, then on each prior increase, in the reverse order in which the increases occurred, and then to the initial face amount.

    In addition to the surrender charge, NYLIAC may charge a fee, not to exceed the lesser of $25 or 2% of the amount withdrawn, for processing a partial withdrawal. The partial withdrawal and any withdrawal fee will be deducted from the Fixed Account and/or Investment Divisions based on the partial withdrawal allocation. If the policyowner does not specify a partial withdrawal allocation, the partial withdrawal and any withdrawal fee will be deducted from the Fixed Account and/or Investment Divisions on a pro rata basis*. When the policyowner makes a partial withdrawal, the Policy Proceeds, the face amount, the cash value, and the cash surrender value may be reduced.

    NYLIAC reserves the right to limit the amount and frequency of partial withdrawals.

--------

    * If the policyowner requests a partial withdrawal that is greater than the amount in the Investment Divisions and/or the Fixed Account chosen, the partial withdrawal will be reduced to the amount available in those Investment Divisions and/or in the Fixed Account, less any applicable withdrawal fee and surrender charge.

NYLIAC specifically reserves the right to prohibit partial withdrawals once a Policy's face amount has fallen below the minimum face amount specified in the Policy prospectus.

    (b) Benefit Claims

    If the Policy has not terminated, payments of any cash surrender value, partial withdrawal, loan proceeds or Policy Proceeds are generally made within 7 days after NYLIAC receives all required documents at Variable Product Services or such other location that NYLIAC indicates to the policyowner in writing. But NYLIAC can delay payment of any partial withdrawal from the Separate Account, loan proceeds attributable to the Separate Account, the cash surrender value or the Policy Proceeds during any period that:

- It is not reasonably practicable to determine the amount to be paid because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("Commission"), or the Commission declares that an emergency exists; or

- The Commission, by order, permits NYLIAC to delay payment in order to protect policyowners.

    NYLIAC may delay paying any portion of any loan or surrender request, including requests for partial withdrawals, from the Fixed Account for up to 6 months from the date the request is received at Variable Product Services. NYLIAC can delay payment of the entire Policy Proceeds if payment is contested. NYLIAC investigates all death claims arising within the two year contestable period. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment of a cash surrender value or partial withdrawal is delayed for 30 days or more, NYLIAC adds interest at an annual rate of 3%, or more if required by law. NYLIAC adds interest to Policy Proceeds from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option, or a higher rate if required by law.

    The Policy Proceeds are the amount payable to the named beneficiary when the last surviving insured dies. Upon receiving due proof of death, NYLIAC pays the beneficiary the Policy Proceeds determined as of the date the last surviving insured dies. All or part of the benefit can be paid in cash or applied under one or more of the payment options under the Policy.

    NYLIAC pays interest on the Policy Proceeds from the date of death of the last surviving insured to the date the Policy Proceeds are paid or a payment option becomes effective. If the Policy has a Level First-to-Die Term Rider, NYLIAC will pay interest on any proceeds due under the rider from the date of death of the first insured to the date the rider proceeds are paid or a payment option becomes effective. If the death occurs during the 62-day late period, NYLIAC will subtract any outstanding loans (including loan interest) and any unpaid monthly deductions from the Policy's Life Insurance Benefit and then credit the interest. If the Policy has a Level First-to-Die Term Rider and the first insured dies while the Policy is in the late period, NYLIAC will pay the proceeds under the rider less any overdue charges for this rider, and then credit the interest. The Policy Proceeds are unaffected by investment experience unless the Life Insurance Benefit is based on Life Insurance Benefit Option 2 or Internal Revenue Code Section 7702 requires the Life Insurance Benefit to be adjusted.

    (c) Policy Loans

    Using the Policy as sole security, the policyowner can borrow any amount up to 90% of the cash surrender value (or more if required by state law).

    When a loan is requested, an amount necessary to increase the cash value of the amount in the Fixed Account to 108% of the new loan amount, is transferred from the Separate Account to the Fixed Account. This transfer will be made on a pro rata basis from the various Investment Divisions. While a Policy loan is outstanding, no partial withdrawals or transfers which would reduce the cash value of the Fixed Account below 108% of all outstanding loans are permitted. If the monthly deductions from cash value will cause the cash value of the Fixed Account to fall below the 108% threshold, NYLIAC may take these deductions from the Separate Account's investment performance, NYLIAC may take these deductions from the Separate Account. The amount transferred to the Fixed Account is not affected by the Separate Account's investment performance. The portion of the cash value in the Fixed Account, equal to the Policy loan is credited with interest at a fixed rate determined by NYLIAC, which will never be less than 2% less than the effective annual loan interest rate. This loan interest stays in the Fixed Account unless the Policyowner transfers any amounts no longer needed as security to the Separate Account.

    If the Policy has not terminated, payment of loan proceeds is made within 7 days after

NYLIAC receives any required documents at Variable Product Services or any other location indicated in writing by NYLIAC. NYLIAC can delay payment of loan proceeds attributable to the Separate Account during any period that:

- It is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or

- The Commission, by order, permits NYLIAC to delay payment in order to protect policyowners.

    NYLIAC may delay paying any loan proceeds from the Fixed Account for up to 6 months from the date the request is received at Variable Product Services.

    (d) Replacement Processing

    The policyowner may surrender a variable life insurance policy issued by NYLIAC in an exchange for a variable life insurance policy of another issuer. NYLIAC reserves the right to delay replacement processing of the surrender of a variable life insurance policy until it receives from the issuer of the replacement policy any documentation required by appropriate state law including, but not limited to, a notice of replacement. Replacement requests are processed at the price next determined after NYLIAC receives a written request.

    (e) Policy Termination

    The Policy does not terminate for failure to pay premiums since payments, other than the initial premium, are not specifically required. Rather, on a Monthly Deduction Day, if the cash surrender value is less than the monthly deductions from cash value for the next Policy month, the Policy will continue for a late period of 62 days after that Monthly Deduction Day (unless otherwise indicated by state law).

    NYLIAC allows 62 days to pay any premium necessary to cover the overdue monthly deductions from cash value and/or any excess Policy loan. NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on the records at least 31 days before the end of the late period which sets forth this amount. During the late period, the Policy remains in force. If NYLIAC does not receive the required payment before the end of the late period, the Policy will end without any benefits. If the last surviving insured dies during the late period, NYLIAC will pay the Policy Proceeds. However, these proceeds will be reduced by the amount of any unpaid monthly deductions from cash value for the full Policy month or months that run from the beginning of the late period through the Policy month in which the last surviving insured dies. If the Policy has a First-to-Die Monthly Deduction Waiver Rider and the first insured dies while the Policy is in the late period, NYLIAC will approve the waiver claim when all overdue monthly deductions from cash value are paid. If the Policy has a Level First-to-Die Term Rider and the first insured dies while the Policy is in the late period, NYLIAC will pay the proceeds due under the rider less any overdue charges for the rider.

    For a period of five years after termination, the policyowner can request that NYLIAC reinstate the Policy while either (i) both insureds are living or (ii) one insured is living and the other insured died before the Policy terminated. NYLIAC will not reinstate a Policy if it has been returned for its cash surrender value.

    Before NYLIAC will reinstate the Policy, NYLIAC must receive the following:

    o A payment in an amount which is sufficient to keep the Policy in force for at least three months plus an amount equal to 115% of any additional contract charge for a Policy that ended during the first Policy Year. This payment will be in lieu of the payment of all premiums in arrears;

    o Evidence of insurability satisfactory to NYLIAC, if the reinstatement is requested more than 31 days after termination.

    The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement. If NYLIAC does reinstate the Policy, the face amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The cash value of the reinstated Policy will be the cash value at the time the Policy lapsed less the difference between the surrender charge assessed at the time of the lapse and the surrender charge that applies at the time the Policy is reinstated. NYLIAC will deduct any unpaid loan from the cash value, or any unpaid loan can be repaid, together with loan interest up to 6% compounded each year from the end of the late period to the date of reinstatement.

3.  "Transfers"

    All or part of the cash value may be transferred (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the Investment Divisions of the Separate Account to the Fixed Account, or (3) among the Investment Divisions of the Separate Account. The minimum amount that may be transferred from the Investment Divisions or the Fixed Account is the lesser of (i) $500, or (ii) the total amount in the Investment Divisions or the Fixed Account. If, after an ordered transfer, the amount remaining in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred. There is no charge for the first twelve transfers in any one Policy Year. NYLIAC reserves the right to charge $30 for each transfer in excess of twelve per year.

    Amounts transferred from the Fixed Account to the Separate Account Investment Divisions during any Policy Year are subject to the maximum amount of 10% of the amount in the Fixed Account at the beginning of the Policy Year.

    NYLIAC reserves the right to limit transfers from the Investment Divisions to the Fixed Account after the first two Policy Years.

    Transfer requests must be in writing on a form approved by NYLIAC or by telephone in accordance with established procedures.

    (a) Dollar Cost Averaging

    Through a process called Dollar Cost Averaging, the policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Division and/or the Fixed Account. The Policyowner will specify the Investment Division to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred (minimum transfer: $100), the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. Dollar Cost Averaging transfers are not available from the Fixed Account, but these transfers may be made into the Fixed Account. Dollar Cost Averaging transfers do not count as transfers toward the 12 free transfers limit.

    NYLIAC will make all Dollar Cost Averaging transfers on the day of each calendar month specified by the policyowner, or on the next business day. The policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a Dollar Cost Averaging transfer, NYLIAC must have received a request in writing no later than one week prior to the date Dollar Cost Averaging transfers are to commence.

      The minimum cash value required to elect this feature is $5,000. The Dollar Cost Averaging feature may be canceled at any time by written request. The feature will be automatically suspended if the cash value is less than $4,500. The policyowner may not elect Dollar Cost Averaging if Automatic Asset Reallocation has been chosen. The policyowner may alternate between these two features.

    (b) Automatic Asset Reallocation

    Through a process called Automatic Asset Reallocation, the policyowner may elect to have assets automatically reallocated among the Investment Divisions to maintain a pre-determined percentage invested in Investment Divisions the policyowner has selected. The policyowner will specify the Investment Divisions the assets will be allocated to, the percent to be invested in these Investment Divisions, and the frequency with which the amounts will be allocated, (either quarterly, semi-annually or annually). Automatic Asset Reallocation transfers do not count as transfers toward the 12 free transfers limit.

  The minimum amount a policyholder must have in the Separate Account to elect this feature is $5,000. The Automatic Asset Reallocation feature may be canceled at any time by written request. The option will automatically be suspended if the cash value is less than $4,500. The policyowner may not elect Automatic Asset Reallocation if Dollar Cost Averaging has been chosen. The policyowner may alternate between these two features.

    (c) Interest Sweep

    Through the process called Interest Sweep, the policyowner may instruct NYLIAC to periodically transfer the interest earned in the Fixed Account into Investment Divisions the policyowner specifies. The policyowner will specify the percentages of Fixed Account interest to be transferred to each Investment Division, the date this feature will start, the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of transfers, either monthly, quarterly, semi-annually or annually. NYLIAC will begin making Interest Sweep transfers if the amount in the Fixed Account is at least $5,000. The policyowner may specify any day of the month to make these transfers, with the exception of the 29th, 30th and 31st of a month. Interest Sweep transfers do not count as transfers toward the 12 free transfers limit.

    Policyowner may not choose the Interest Sweep feature if they have allocated any part of their Policy expenses to the Fixed Account.

    Policyowners may request Interest Sweep in addition to either Dollar Cost Averaging or Automatic Asset Reallocation. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, NYLIAC will process the Interest Sweep Transfer first.

    If an Interest Sweep transfer would cause more than 10% of the amount a policyowner has in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, NYLIAC will not process the transfer and will suspend the Interest Sweep feature. If the amount a policyowner has in the Fixed Account is less then $4,500, NYLIAC will automatically suspend this feature. The Interest Sweep feature may be canceled at any time by written request.

    (d) Exchange Procedure

    At any time within 24 months of the Issue Date, the policyowner may request that the entire amount of the Policy invested in the Investment Divisions be transferred to the Fixed Account. The exchange will become effective when NYLIAC receives a proper written request.

    In addition, at any time within 24 months of the Issue Date, the policyowner may exchange the Policy for a new fixed premium survivorship permanent plan of life insurance which NYLIAC (or one of its affiliates) is offering for this purpose. NYLIAC will not require evidence of insurability. The date of exchange will be the later of (a) the date the policyowner sends NYLIAC the Policy along with a proper written request; or (b) the date NYLIAC receives at Variable Product Services or such other location that NYLIAC indicates to the policyowner in writing, the necessary payment for the exchange. All riders will end. The endorsed policy will have the same Issue Date, issue ages and risk classifications as the original Policy. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; and (b) repayment of any unpaid loan plus accrued interest.